Exhibit 99.1
Castor Maritime Inc. Announces Pricing of $125.0 Million Registered Direct Offering
April 5, 2021 - Limassol, Cyprus - Castor Maritime Inc. (the “Company”) (NASDAQ: CTRM) announces today that it has entered into a securities purchase agreement with certain unaffiliated institutional investors to issue approximately 192.3 million of its common shares and warrants to purchase up to an aggregate of 192.3 million common shares at a purchase price of $0.65 per common share and accompanying warrant in a registered direct offering (the “Offering”). The warrants will have an exercise price of $0.65 per share, are exercisable immediately and will expire five years following the date of issuance.
Maxim Group LLC is acting as sole placement agent for the Offering.
The gross proceeds to the Company from the Offering are estimated to be approximately $125.0 million before deducting the placement agent’s fees and other estimated Offering expenses. The Offering is expected to close on or around April 7, 2021, subject to the satisfaction of customary closing conditions.
The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3ASR (File No.: 333-254977), including a base prospectus contained therein, which became automatically effective upon filing with the U.S. Securities and Exchange Commission ("SEC") on April 1, 2021. Such securities are being offered only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to and describing the terms of the Offering will be filed by the Company with the SEC and available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement, together with the base prospectus, relating to the Offering may be obtained, when available, by contacting: Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, by telephone: at (212) 895-3500.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.
About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

On a fully delivered basis, Castor will have a fleet of 14 vessels, with an aggregate capacity of 1.3 million dwt, consisting of 1 Capesize, 5 Kamsarmax and 6 Panamax dry bulk vessels and 2 Aframax LR2 tankers. Where we refer to information on a “fully delivered basis”, we are referring to such information after giving effect to the successful consummation of our recent vessel acquisitions.

For more information please visit the Company’s website at www.castormaritime.com.  Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com